Mail Stop 4561

June 23, 2008

Cery Perle, Chairman and CEO
Spare Backup, Inc.
72757 Fred Waring Drive
Palm Desert, CA 92260
Also via facsimile at (760) 779-0291

> **Re:** **Spare Backup, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 16, 2008**
> **File No. 000-30587**

Dear Mr. Perle:

We have completed our review of your revised filing and have no further comments at this time.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (561) 362-9612
        James M. Schneider, Esq.
        Schneider Weinberger & Beilly, LLP